

Micromem Technologies Inc.
777 Bay Street, Suite 1910
Toronto, ON M5G 2C8

Telephone: 416-364-6513
Facsimile: 416-360-4034
www.micromeminc.com

Micromem Technologies Inc. Files Broad Based MRAM Patent

Listing: NASD OTC-Bulletin Board – Symbol: "MMTIF"
Shares issued: 59,291,771 (as of February 24, 2005)
SEC File No: 0-26005

(Toronto, Ontario: February 24, 2005) - Pursuant to a Research Collaboration Agreement between Micromem, the University of Toronto, Professor Harry Ruda and OCE, a not for profit corporation supported through the Ontario Ministry of Economic Development and Trade's Ontario Centres of Excellence program, Micromem is pleased to announce the filing of a broad based MRAM patent earlier this quarter.

The patent application was filed January 31, 2005 and will help to secure the company in its go forward strategy. This strategy relies on innovations made by the company through the work of Professor Harry Ruda, the University of Toronto and its collaborators. This patent filing encompasses compositions of matter as well as methods of making an MRAM device.

"This most recent filing will serve as a keystone in our patent portfolio as the company places great importance on its patent portfolio strategy. MRAM is undoubtedly a competitive industry and therefore we will continue to pay great attention to securing our business in that space," said the company's CTO, Dr. Cynthia Kuper.

About Micromem Technologies Inc.

Over the last five years, Micromem has been devoted to the development of MRAM technology. Once fully developed, this technology should be suitable for various applications including Radio Frequency Identification (RFID) tags, which will be Micromem's first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centres of Excellence program. Micromem holds the first right to an exclusive, world-wide and perpetual sub-license for the use of the technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem's actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromen's filings with the Securities & Exchange Commission. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information:
Jason Baun, at tel. 1-877-388-8930.
Press Contact:
Steven Wright-Mark
Schwartz Public Relations
212-677-8700 ext. 29
steven@schwartzpr.com